Exhibit 21.1

SUBSIDIARIES OF REGISTRANT

Name	Jurisdiction of Organization	Percentage of Ownership
Direct Subsidiaries
CardioVentures Inc.	Delaware	100%
Avra IP Holdings, Inc.	Delaware	100%
SSI IP Holdings, Inc.	Delaware	100%
Indirect Subsidiaries
Otto Pvt. Ltd.	Bahamas	100% owned by CardioVentures Inc.
Sudhir Srivastava Innovations Pvt. Ltd.	India	91.60% owned directly by Otto Pvt. Ltd.; 7.15% owned directly by the Registrant; and 1.25% owned directly by CardioVentures Inc.